December 7, 2006

William Choi

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

Washington, DC 20549

RE:	ONEOK, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 13, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Filed November 3, 2006
File No. 1-13643

Dear Mr. Choi:

This letter is to respond to your letter dated November 16, 2006 to ONEOK, Inc. Our responses are as follows:

Form 10-K for fiscal year ended December 31, 2005

Consolidated Statements of Income, page 59

1.	We have reviewed your responses to comments 3 and 5 in our letter dated September 27, 2006 and note that you revised your segment presentation during fiscal year 2006 to incorporate the Gathering and Processing, Natural Gas Liquids, and Pipelines and Storage segments into a newly established ONEOK Partners reportable segment. We are unclear how your revised presentation allows a reader to identify the revenue, operating expenses and property related to regulated activities particularly in the ONEOK Partners reportable segment. Please revise your revenue and property disclosures in future filings to (a) clearly indicate that the Distribution segment consists entirely of regulated activities and (b) quantify the revenue, operating expenses and property of the ONEOK Partners segment that relates to regulated activities.

Mr. William Choi

December 7, 2006

RESPONSE:

In our 2006 Form 10-K and all future filings, we will revise our revenue and property disclosures as required by Rules 5-02(13)(b) and (14) and 5-03(b) of Regulation S-X. Specifically, we will (a) clearly indicate that the Distribution segment consists entirely of regulated activities and (b) quantify the revenue, operating expenses and property of the ONEOK Partners segment that relates to regulated activities.

Note N. Quarterly Financial Data (Unaudited), page 96

2.	We have reviewed your response to comment 10 in our letter dated September 27, 2006. Considering that income from continuing operations as reported in your Forms 10-Q for the second and third quarters of 2005 was misstated by 10.0% and 13.1% respectively, we do not understand how you concluded that the misstatements were neither quantitatively or qualitatively material. As such, please amend your Forms 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006 to provide the appropriate error correction disclosures, including a description of the error and the effect of the correction on each misstated financial statement line item and the earnings per-share impact.

RESPONSE:

We have reviewed the staff’s additional questions and offer the following additional supplemental information to describe the process we followed and our considerations of the impact of the misstatement.

On February 16, 2006, management met with the audit committee to review our 2005 financial results. KPMG also reviewed the preliminary results of their audit. The audit committee then approved the 2005 earnings release and earnings were announced on February 22nd. Subsequent to the earnings release and during the process of closing our books for February 2006, we discovered the software error that led to the misstatement. We immediately began investigating the error to determine the periods affected and to quantify the potential misstatement. We immediately notified the chairman of the audit committee of our discovery and presented the analysis of the misstatement’s impact on our 2005 interim and annual financial statements to the audit committee on March 7th and released our revised 2005 financial results on March 8th. We filed our 2005 Form 10-K on March 13th.

The table below shows the reporting period, dollar amount of the third-party software system error, and the error as a percentage of continuing operations. The impact prior to December 31, 2004, was inconsequential.

Mr. William Choi

December 7, 2006

Reporting Period	Quarter Impact	YTD Impact	Qtr % of Energy Services	Qtr % of Total	YTD % of Energy Services	YTD % of Total
12/31/04	$(400)	$(400)	-1.1%	-0.4%	-0.5%	-0.2%
3/31/05	500	500	1.8%	0.5%	1.8%	0.5%
6/30/05	(1,700)	(1,200)	n/m *	-10.0%	-4.6%	-1.0%
9/30/05	(6,947)	(8,147)	-20.7%	-13.2%	-13.7%	-4.7%
12/31/05**	-	(8,147)	0.0%	0.0%	-9.3%	-2.0%

  *-not a meaningful comparison

**-prior to adjustment for misstatement

While assessing the materiality of the misstatement, we considered the guidance in APB 28, Interim Financial Reporting, paragraph 29, which states:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

As noted in the charts provided separately to the staff, the impact of the error did not have a meaningful impact on the company’s trend in earnings. The second and third quarters are historically low income periods and the misstatement did not alter that historical trend. We also considered the quantitative impact of the misstatement. While the misstatement was 10 percent of Energy Services’ results for the second quarter, the dollar impact was only $1.7 million, which is not material to the annual results for the Company or Energy Services. Given the low income in the second quarter, we concluded that the 10 percent calculation was not representative of the materiality of the difference and that the actual dollar amount was not material to our financial statements. From a qualitative standpoint, we concluded that a financial statement reader would not have reached a different conclusion about our financial results had the misstatement not occurred.

We did consider the materiality of the $6.9 million difference in the third quarter to be more significant on a stand-alone quarterly basis; however we concluded that the difference was not material to our results for the full fiscal year. This conclusion was reached based on the guidance in APB 28 and considered the minimal impact that the misstatement had on the trend in earnings and the misstatement as a percentage of 2005 earnings for the Company and Energy Services. Following the guidance in APB 28 and our understanding of past practice of the SEC, we concluded that it was proper to restate the third quarter results in our quarterly results footnote in our

Mr. William Choi

December 7, 2006

2005 Form 10-K. Our disclosure in the quarterly financial information footnote indicated the line items that were impacted by the misstatement. A financial statement reader could thus compare the third quarter Form 10-Q and the quarterly financial information footnote and identify the differences caused by the misstatement. Additionally, the misstatement was described in Item 9A related to our material weakness disclosures.

We considered the requirements of Form 8-K, Item 4.02. As part of this consideration, we assessed the quantitative impact noted above, as well as the qualitative impact and the timing of the revised earnings release and Form 10-K filing as more fully described below.

The misstatement primarily occurred during the third quarter. Analyzing the quarterly income from continuing operations chart that was separately provided to the staff, income during the third quarter of 2005 was higher than the same quarter of 2004. As discussed in the MD&A section for Energy Services in our 2005 10-Q, this increase was primarily the result of higher basis spreads. The higher basis spreads were caused by hurricanes Katrina and Rita and led to our discovery of the software error. Because these results were a one-time event, a financial statement reader would conclude that it did not represent a normal recurring earnings expectation. Although the actual earnings for this quarter were lower than the originally reported earnings, the misstatement would not change the conclusion that the increased results primarily were the result of a one-time event. The effect of correcting the misstatement would only change the quantitative impact of the basis spreads. Additionally, at the point we discovered the misstatement, it had already reversed, as the derivative instruments leading to the misstatement in the third quarter of 2005 settled during January and February of 2006. This information was disclosed in our revised earnings release and related Form 8-K. Thus, from a qualitative perspective, we concluded that a financial statement reader would not have reached a different conclusion about the results of our operations during this period had the misstatement not occurred.

We also considered the timing of the information that was or would soon be released to the public. Once the error was identified, quantified and communicated to our auditors and audit committee, we planned to immediately release revised financial results, but only after full consideration and concurrence by our audit committee and external auditors. The revised earnings release would then be quickly followed by the 2005 Form 10-K. As discussed above, the 2005 Form 10-K would include the revised third quarter results and a description of the misstatement’s impact. All of these factors and our consideration of APB 28 lead us to the conclusion that a Form 8-K, Item 4.02 was not required. In reaching this conclusion, we also discussed this analysis with legal counsel and our external auditors.

On March 7, 2006, we presented the above information and analysis to our audit committee. In addition to our audit committee members, our governance committee,

Mr. William Choi

December 7, 2006

external auditors and general counsel were present. During this meeting, management presented the timeline of when the misstatement was detected and the steps that were taken to determine the extent of the error. The quantitative and qualitative factors discussed above were reviewed with the audit committee as well as our consideration of Form 8-K, Item 4.02.

Further, management reviewed with the audit committee the controls that were developed to address the problem with the software and the long-term solutions that were being considered to fix the issue.

Management described to the audit committee the planned reporting in the third quarter 2006 Form 10-Q. As discussed with the audit committee, those financial statements were ultimately restated consistent with the disclosures included in the 2005 Form 10-K. Additionally, the related footnotes and MD&A section in the third quarter 2006 Form 10-Q included disclosures related to the restatement. Based on the information that we have provided in our 2005 Form 10-K and September 30, 2006 Form 10-Q, we believe that financial statement readers have been fully informed of the impact of the misstatement and the subsequent corrections that were made such that filing amended Form 10-Qs would not provide any additional benefit.

In summary, we believe that the disclosures that were made and the timeliness of those disclosures were appropriate in the circumstances based upon all of the above information, including the fact that the misstatement had already reversed, and the deliberations between management, the audit committee and our external auditors.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 63

3.	We note your disclosure that you have not made any changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to affect, your internal control over financial reporting, “except for those controls described in the following paragraphs.” Please revise your future filings, when applicable, to affirmatively state that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:

In future filings, as applicable, we will affirmatively state if there are changes in our internal controls over financial reporting that occur during the related quarter that materially affect, or are reasonably like to materially affect, our internal controls over financial reporting.

* * * * * * * * * * * * * *

Mr. William Choi

December 7, 2006

In the event that you have any further questions or need additional information relating to the foregoing comments, please contact the undersigned. Otherwise, we would appreciate confirmation from you as soon as possible that the foregoing responses satisfactorily respond to the comments discussed in your letter and that no further action on our part is required.

Sincerely,

/s/ Jim Kneale

Jim Kneale

Executive Vice President-

Finance and Administration

and Chief Financial Officer